# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ACV Auctions Inc., CIK 0001637873
CUSIP: 00091G104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 640 ELLICOTT STREET, 640 ELLICOTT STREET, BUFFALO, New York (NY), 14203
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-24-118562
Filed by CIK 0001644956

## Reporting persons
- WILLIAM BLAIR INVESTMENT MANAGEMENT, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 10,773,881; shared voting power 0; sole dispositive power 12,099,686; shared dispositive power 0; aggregate amount beneficially owned 12,099,686 (7.6% of the class)

## Item 1. Issuer
Name of issuer: ACV Auctions Inc.
Address of issuer's principal executive offices: 640 ELLICOTT STREET, 640 ELLICOTT STREET, BUFFALO, NEW YORK, 14203.

## Item 2. Person Filing
Name of person filing: William Blair Investment Management, LLC
Address of principal business office or, if none, residence: 150 North Riverside Plaza, Chicago, IL 60606
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 12,099,686
Percent of class: 7.6%
Sole power to vote or to direct the vote: 10,773,881
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 12,099,686
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- WILLIAM BLAIR INVESTMENT MANAGEMENT, LLC: Stephanie Braming, Partner, Global Head of Investment Management (02/12/2025)